Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

A registration statement is expected to be filed by METRO INC.

On October 2, 2017, METRO INC. (“METRO”) first used or made available the following communications:

1.	Slides used in connection with a presentation first made available by conference call on October 2, 2017;

2.	Transcript of the presentation which was given by conference call made on October 2, 2017.

NOTICE TO U.S. HOLDERS

METRO is planning to file a registration statement on Form F-8 or F-80, which will include an Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

Creating a New Retail Leader in Food, Pharmacy, Health and Beauty October 2, 2017

Forward Looking Statement Today’s presentation contains different statements that could be construed as being forward-looking information. In general, any statement which does not constitute a historical fact, may be deemed a forward-looking statement. Expressions such as “expect”, “potential”, “estimate”, “intend”, “are confident that”, “will” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements are based upon certain assumptions regarding the Canadian food industry, the general economy, and our annual budget as well as our 2016-2017 action plan. More particularly and without limitation, this presentation contains forward-looking statements and information concerning statements or implications about the anticipated benefits of the combination of METRO inc. and The Jean Coutu Group (PJC) Inc. (the “Transaction”), including future financial and operating results of the combined entity, the anticipated financing structure of the Transaction, the anticipated timing for the special meeting of Jean Coutu Group shareholders and the anticipated timing for the completion of the Transaction. METRO has provided forward-looking statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals and approval of the Transaction by Jean Coutu Group shareholders; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. These forward-looking statements do not provide any guarantees as to the future performance of the Company and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. A description of the risks which could have an impact on these statements can be found under the “Risk Management” section of the 2016 Annual Report. Risks and uncertainties inherent in the nature of the Transaction include without limitation the failure of the parties to obtain the necessary shareholder and regulatory approvals, or to otherwise satisfy the conditions to the completion of the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and general economic conditions. We believe these statements to be reasonable and pertinent at this time and represent our expectations. The Company does not intend to update any forward-looking statements, except as required by applicable law. In addition certain non IFRS financial measures may be discussed or referred to today. These measures are for information purposes only. They do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies. NOTICE TO U.S. HOLDERS METRO is planning to file a registration statement on Form F-8 or F-80, which will include an Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov). NO OFFER OR SOLICITATION This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares. 2

Strategic Context Grocery Pharmacy Enhanced scale and scope in an evolving competitive landscape Better positioned to capitalize on demographic and consumer trends impacting food, pharmacy, health and beauty Expanded selection and convenience through an improved retail footprint Strong cultural fit with a unique opportunity to leverage complementary strengths A clear food and pharmacy retail leader in Québec 3

A Great Business with an Iconic Brand • Franchise model with low capital intensity and high free cash flow conversion • Highly productive network: $12+ million sales per store; 250,000+ scripts per store; $1,300+ sales per sq. ft.(1) • Irreplaceable real estate footprint with 419 stores Ranked first overall for drugstore chains Voted favourite company of Second in the annual survey of the by Canadian Business survey most admired companies in Millennials in Québec by Leger Canada’s Best Brands Marketing Québec by Leger Marketing Varennes Distribution Centre 1. Excludes PJC Santé locations. 4

Combined Platform: A New Retail Leader A Leader in Food in Québec and Ontario #1 in Pharmacy in Québec 1,307 stores: 677 pharmacies and 630 food stores $15.9bn revenue(1), $1.3bn EBITDA(1) and $0.5bn free cash flow(1, 2) 86,800 employees 1. Presented on a LTM basis as of most recent quarterly filings. 5 2. Defined as cash from operations less capex. Assuming sale of ATD investment, transaction financing adjustments and realization of after-tax synergies.

# Compelling Strategic Rationale

**Increased scale improving competitive positioning**

- Combined platform well-positioned to capitalize on future expansion and growth opportunities
  - Combined network of 630 food stores and 677 pharmacies
- Enhanced scale, reach and operational efficiency
- Better positioned for evolving competitive landscape

630 Food Stores
677 Pharmacies(1)
367
566
263
84

**Improved diversification across grocery and pharmacy**

- Combines two iconic brands
- Enhanced stability and improved business mix
- Opportunity to leverage complementary brands and strengths

Metro Revenue(2)
Pro Forma Revenue(2)
Pharmacy 8%
Grocery 92%
Pharmacy 25%
Grocery 75%

metro Jean Coutu

6

Compelling Strategic Rationale 630 Food Stores 677 Pharmacies(1) • Combined platform well-positioned to capitalize on Increased scale future expansion and growth opportunities improving › Combined network of 630 food stores and 677 competitive pharmacies 367 positioning • Enhanced scale, reach and operational efficiency • Better positioned for evolving competitive landscape 566 263 84 Metro Revenue(2) Pro Forma Revenue(2) Pharmacy Improved • Combines two iconic brands 8% Pharmacy 25% diversification • Enhanced stability and improved business mix across grocery • Opportunity to leverage complementary brands and and pharmacy strengths Grocery Grocery 92% 75% 1. Includes 27 pharmacies in New Brunswick. 6 2. As per last fiscal year.

# Compelling Strategic Rationale

**Positioned to serve our customers in food, pharmacy, health and beauty**

- Combination of leading banners will enhance product assortment and increase customer convenience
  - Best-in-class private label and exclusive brands
  - Excellent real estate and leading urban footprint
- Better insight into evolving customer needs
- Demographic trends driving increased demand for pharmacy-related products and services

**Enhanced earnings and cash flow**

- Strong and stable pharmacy business with an attractive low-capex franchise model
- $75 million annual run-rate cost synergies[2]
- Accretive to adjusted EPS[3] and highly accretive to free cash flow per share

(EBITDA – Capex) / EBITDA[1]

92%
68%
64%
51%
50%
45%
44%
Loblaw
metro
COSTCO

7

Compelling Strategic Rationale • Combination of leading banners will enhance Positioned to product assortment and increase customer serve our convenience customers in › Best-in-class private label and exclusive brands food, pharmacy, › Excellent real estate and leading urban footprint health and • Better insight into evolving customer needs beauty • Demographic trends driving increased demand for pharmacy-related products and services (EBITDA – Capex) / EBITDA(1) • Strong and stable pharmacy business with an Enhanced attractive low-capex franchise model 68% 64% earnings and • $75 million annual run-rate cost synergies(2) 51% 50% (3) 45% 44% cash flow • Accretive to adjusted EPS and highly accretive to free cash flow per share 1. LTM as of most recent quarterly filing. 7 2. Expected within 36 months. 3. Adjusted to exclude amortization of transaction-related intangibles.

A Track Record of Growth and Shareholder Returns Première Founded IPO McMahon Super C Steinberg Loeb A & P Adonis MissFresh Moisson 1947 1986 1986 1987 1992 1999 2005 2011 2014 2017 Share Price Performance Total return since A&P acquisition: 479%(1) May-90 May-95 May-00 May-05 May-10 May-15 Metro’s share price has grown at a 20% CAGR since the 1990s 1. Includes re-invested dividends. 8

Financial Highlights

Financially Attractive Combination $75 million annual run-rate cost synergies(1) Accretive to adjusted EPS(2) Highly accretive to free cash flow per share Prudent balance sheet and financing plan 1. Expected within 36 months. 10 2. Adjusted to exclude amortization of transaction-related intangibles.

# Transaction Overview

| | |
|---|---|
| **Transaction / Consideration** | • Acquisition of 100% of PJC's outstanding Class A and Class B shares for equity consideration of $4.5 billion<br>› EV / LTM EBITDA of 14.0x and 11.3x adjusted for synergies<br>• PJC shareholders to receive, at their election:<br>i. $24.50 in cash, or<br>ii. 0.61006 of a Metro common share<br>• Subject to proration such that 75% of the consideration will be in cash and 25% in Metro shares<br>• On a fully pro-rated basis, PJC shareholders will received $18.38 in cash and 0.15251 of a Metro common share for each PJC share |
| **Financing** | • Committed financing in place for $3.4 billion cash component<br>› $1.1 billion of new Metro shares will be issued to existing PJC shareholders<br>• Flexibility to sell some or all of investment in Alimentation Couche-Tard over time to reduce leverage<br>• Metro expected to maintain its current BBB investment grade credit rating |
| **Approvals** | • Transaction unanimously approved by Board of Directors of both Metro and PJC<br>• Subject to the approval of 66⅔% of votes cast by PJC shareholders, voting as a single class<br>• Coutu family has irrevocably committed to vote all of their Class A and Class B shares (representing a 93.2% aggregate voting interest) in favour of the transaction<br>• Regulatory approvals required |
| **Timing** | • Special meeting of PJC shareholders to occur in November 2017<br>• Transaction is expected to close in the first half of 2018 |

metro Jean Coutu
11

Transaction Overview • Acquisition of 100% of PJC’s outstanding Class A and Class B shares for equity consideration of $4.5 billion › EV / LTM EBITDA of 14.0x and 11.3x adjusted for synergies • PJC shareholders to receive, at their election: Transaction / i. $24.50 in cash, or Consideration ii. 0.61006 of a Metro common share • Subject to proration such that 75% of the consideration will be in cash and 25% in Metro shares • On a fully pro-rated basis, PJC shareholders will received $18.38 in cash and 0.15251 of a Metro common share for each PJC share • Committed financing in place for $3.4 billion cash component › $1.1 billion of new Metro shares will be issued to existing PJC shareholders Financing • Flexibility to sell some or all of investment in Alimentation Couche-Tard over time to reduce leverage • Metro expected to maintain its current BBB investment grade credit rating • Transaction unanimously approved by Board of Directors of both Metro and PJC • Subject to the approval of 662/3% of votes cast by PJC shareholders, voting as a single class Approvals • Coutu family has irrevocably committed to vote all of their Class A and Class B shares (representing a 93.2% aggregate voting interest) in favour of the transaction • Regulatory approvals required • Special meeting of PJC shareholders to occur in November 2017 Timing • Transaction is expected to close in the first half of 2018 11

Financing Structure • Financing structured to maintain current BBB investment grade credit rating • $3.4 billion of committed bank facilities fully underwritten • Flexibility to sell some or all of Alimentation Couche-Tard investment over time • Adjusted Net Debt / EBITDAR < 3.0x at closing(1) • $0.6 billion of undrawn revolver and significant pro forma free cash flow generation Sources Committed Debt Financing $3.44 bn Equity Issued to PJC Shareholders 1.13 bn Total Sources $4.57 bn Uses Cash to PJC Shareholders $3.39 bn Metro Equity to PJC Shareholders 1.13 bn Purchase of PJC Equity $4.52 bn Estimated Transaction Costs 0.06 bn Total Uses $4.57 bn Pro Forma Ownership Metro Shareholders 89% Coutu Family(2) 6% Other PJC Shareholders 5% Long-term leverage target remains 2.5x – highly achievable ? given the strong cash flow of the combined business 1. Assuming sale of ATD investment by closing. 2. Assumes full pro ration of consideration.

# Significant Synergy Potential

Procurement
$75 million of Annual Run-Rate Cost Synergies
Warehousing
Operating Expenses

**Multiple Synergy Opportunities**

**Costs**

- Warehouse rationalization
- Procurement
- Operating and administrative expenses

**Revenue** *(Not included in synergy estimate)*

**Cross-selling**

- Food
- HABA
- Seasonal Merchandise
- Pro Doc

✓ **Potential revenue synergies provide additional upside**

metro Jean Coutu

13

Significant Synergy Potential Multiple Synergy Opportunities Procurement Costs Operating and Warehouse Procurement administrative rationalization expenses $75 million of Annual Revenue (Not included in synergy estimate) Run-Rate Cost • Food Synergies Cross-selling • HABA Operating • Seasonal Merchandise Warehousing Expenses • Pro Doc Annual run-rate cost synergies of $75mm expected within 36 months of closing Potential revenue synergies provide additional upside 13

Pro Forma Financial Summary Pro Forma Financial Profile (C$ millions)(1) Metro PJC Adjustments Pro Forma Revenue $12,876 $3,005—$15,881 (2) EBITDA $952 $306 $75 $1,333 (4) Free Cash Flow(3) $356 $179 ($5) ~$530 Free Cash Flow Per $1.54 $2.04 Share Highly accretive to free cash flow per share 1. Presented on an LTM basis as of most recent quarterly filing. 2. Expected within 36 months. 3. Defined as cash from operations less capex plus dividends from ATD. 4. Assuming sale of ATD investment, transaction financing adjustments and realization of after-tax synergies. 14

Conclusion Combination of two iconic brands to create a new retail leader Positioned to better serve our customers and benefit from evolving trends in food, pharmacy, health and beauty Strong platform for continued growth Thank You. Q&A. 15

10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

THOMSON REUTERS

FINAL TRANSCRIPT

Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

EVENT DATE/TIME: 10/02/2017 09:30 AM GMT

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

CORPORATE PARTICIPANTS

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Roberto Sbrugnera Metro Inc. - VP of Treasury, Risk & IR and Assistant Treasurer

CONFERENCE CALL PARTICIPANTS

Irene Ora Nattel RBC Capital Markets, LLC, Research Division - MD of Global Equity Research

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

Mark Robert Petrie CIBC World Markets Inc., Research Division - Executive Director of Institutional Equity Research & Research Analyst

Michael Van Aelst TD Securities Equity Research - Research Analyst

Patricia A. Baker Scotiabank Global Banking and Markets, Research Division - Analyst

Tal Woolley Eight Capital, Research Division - MD of Equity Research

PRESENTATION

Operator

Good morning, my name is Amanda, and I will be your conference operator today. At this time, I’d like to welcome everyone to the METRO and Jean Coutu transaction announced today. (Operator Instructions)

Roberto Sbrugnera, Vice President, Treasurer, Risk and Investor Relations, you may begin your conference.

Roberto Sbrugnera Metro Inc. - VP of Treasury, Risk & IR and Assistant Treasurer

Thank you, Amanda. Good morning, everyone, and thank you for joining us this morning. I’m here today with Mr. Eric La Flèche, President and Chief Executive Officer of METRO; Mr. François Coutu, President and Chief Executive Officer of The Jean Coutu Group; and Mr. François Thibault, Executive VP and Chief Financial Officer of METRO.

Before we begin, I would like to remind you that today’s discussion will contain forward-looking statements about the proposed transaction. These forward-looking statements reflect current estimates, pro forma information, beliefs and assumptions, which are based on METRO’s and Jean Coutu’s group perception of factors management believes are appropriate in the circumstances. We can give no assurance that such estimates, pro forma information, beliefs and assumptions will prove to be correct. Investors are cautioned that there are several risks and uncertainties that could also cause actual results, benefits, timing for the completion of the transaction or events to differ materially from those expressed

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call in these forward-looking statements. The company does not intend to update any forward-looking statements except as required by applicable law. For additional information regarding forward-looking statements, please refer to the full text of the press release issued by METRO and The Jean Coutu Group earlier today and to the slide containing today’s presentation materials.

In addition, I wish to point out that throughout the presentation this morning, management may reference to non-IFRS measures such as EBITDA and free cash flow. Management of METRO and Jean Coutu Group believe that these non-IFRS measures provide useful information to both management and investors in discussing the proposed transaction. These measures do not have a standard meaning prescribed by IFRS and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies.

I would now like to turn the call over to Eric.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Thank you, Roberto, and good morning, everyone.

We are very proud today to announce this major transaction combining 2 great companies, creating a new retail leader in food, pharmacy, health and beauty. We’re honored to become the steward of the iconic Jean Coutu brand, and we intend to build on this exceptional legacy.

The transaction is attractive and compelling from a financial and commercial perspective. It is a unique opportunity to bring together each company’s expertise to better serve the growing consumer demand for healthier choices, value and convenience. The Jean Coutu Group’s extensive retail network and state-of-the-art distribution center will provide us with increased scale and reach, operational efficiencies and enhanced growth potential. METRO’s pharmacy distribution and franchising activities will be integrated into Jean Coutu’s operations. Jean Coutu will become a stand-alone division of METRO with its own management team led by François Coutu. We will maintain a strong balance sheet following this transaction, giving us flexibility to pursue our growth. We look forward to work with the Jean Coutu team. And with that, let me turn it over to François.

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Thank you, Eric, and good morning, everyone. The words that I will read you are truly expressing my assessment of the situation.

We are also very excited about this partnership. This decision was taken following a long reflection in the context of industry consolidation in the past years. Our objective has always been to ensure our growth in the best interest of shareholders, employees and our clients.

Bringing together our 2 highly respected and long-standing Québec brands represents an exciting milestone in the history of The Jean Coutu Group. I’m confident that this combination will ensure the safeguard of our entrepreneurial vision and corporate values as well as the perennial strength of the brand and will enable us to pursue our growth plan.

Thank you.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Roberto Sbrugnera Metro Inc. - VP of Treasury, Risk & IR and Assistant Treasurer

Thank you, François. We will now go to the PowerPoint presentation, and I will bring you to the disclaimer, so I’m not going to read it. And we will go to the first page. Okay, Eric.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Okay, thank you, Roberto.

The first page is a summary, a snapshot of the benefits of this transaction to combine the leader in grocery and the #1 player in Quebec in pharmacy.

Clearly, it gives us, METRO, new scale by adding $3 billion of sales. Size does matter in our industry. It’s very competitive, as we all know, and we think size clearly gives us an advantage.

The transaction will allow us to capitalize on the demographic and consumer trends that favor food, pharmacy, health and beauty and nutrition and health and wellness. We gain a network of over 400 drugstores strategically situated in Québec, New Brunswick and Ontario.

A key factor of this transaction is the strong cultural fit and the complementary strengths of our 2 companies so that we end up with the clear leader in food and pharmacy in Québec.

Turning over to the next page.

Jean Coutu, as you know, is an iconic brand. It’s a great business. To me, it’s a unique asset with very attractive economics, starting with the highest free cash flow conversion of the business. Whether you look at any metric, sales per store, scripts per store, sales per square foot, Jean Coutu has always ranked at the top of the heap of North America, and I think it’s pretty remarkable.

I mentioned before the network of 419 stores. The network is modern, well situated and in excellent shape. And last but not least, Jean Coutu brand is loved by consumers. It has consistently ranked the #1 or #2 in the most admired companies in Québec by Leger Marketing and that for a number of years. More recently, it was considered the favorite company of millennials in Québec by the same survey, which to me is a very good sign. And it was even recognized by the Canadian Business magazine as one of Canada’s best brands and the first overall for drugstore chains. So a great business, and that’s why we pursued and wanted to combine with Jean Coutu.

On the next page, this gives you a snapshot of the combined company. Over 1,300 stores, 677 pharmacies and 630 food stores. Almost $16 billion in revenue and pro forma $1.3 billion of EBITDA and $500 million of free cash flow. Together, we are, in a group - or employ directly or indirectly over 86,000 employees.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Turning over to the next page on the strategic rationale.

The first comment would be on scale, to improve our competitive positioning. To me, it’s a great fit. It was the best opportunity for METRO to gain scale in Canada, and this combined platform positions us well for future expansion and future growth opportunities.

The second strategic rationale is improved diversification of revenue. The businesses are highly complementary. Our revenue mix, which was under 10% in pharmacy, will go to 3/4 food and 25% pharmacy. To me, that’s an improved, stable business mix. And this is a business — we know we were — we are in pharmacy. It’s a market we know, so we think it’s highly complementary.

The third strategic rationale, scale and diversification are all great, but it’s — at the end of the day, it’s about the consumer. And I think pharmacy, health and wellness is very much on trend as consumers of all ages are focused on their health and on what they eat. So young and old, very focused on health. And clearly, the demographics of an aging population, especially in the province of Québec, favors pharmacy for medication, that’s clear, and for the services provided — professional services provided by pharmacists.

And last but not least, this is a transaction to create value. The transaction is accretive to adjusted EPS and highly accretive to free cash flow per share. We foresee synergies of about $75 million run rate after 3 years, and we think this is going to be a great future for the company.

Next page gives you a snapshot of the acquisitions that METRO has made over the years. We have grown organically and strategically via acquisitions over the years with a strong track record. So we have made 7 acquisitions between 1986 and 2014 that I think all turned out pretty well. This year, we made a small foray into the digital MissFresh business, but the big transaction clearly is the one we’re announcing today. So the stock price performance chart and the long-term value creation that we are known for, we clearly intend to pursue.

So on this note, I will hand it over to François Thibault, who will do the financial highlights.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Thank you, Eric, and good morning, everyone.

So on Page 10, just to summarize what Eric said, this combination is financially attractive, and the 4 key takeaways is that this combination will generate $75 million of cost synergies over the next 3 years. It is accretive to our adjusted EPS. It’s highly accretive to our free cash flow per share, and we will use a prudent balance sheet and a prudent financing plan.

Turning over to next page. Just a snapshot of the transaction.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

So we are acquiring 100% of all outstanding Class A and Class B Shares for an equity consideration of $4.5 billion. When you take into account the cash on hand, that means that the enterprise value on the last 12 months EBITDA is 14x and 11.3x adjusted for synergies. So Jean Coutu’s shareholders will elect to receive either $24.50 in cash or 0.61006 shares of METRO. And as the press release stated, the reference price was a 20-day volume weighted average of $40.16. So that’s how you get to the fraction of the METRO share. So subject to the full proration, that will be — 75% consideration will be paid in cash and 25% will be paid in METRO shares. So assuming a full pro rated basis, so shareholders will receive $18.38 in cash and 0.15251 of a METRO share for a total consideration, as I said, of $24.50.

We have committed financing in place for $3.4 billion in cash, and we will issue 1.1 billion of new METRO shares to existing shareholders. We also have flexibility to sell all or some of our investment in Alimentation Couche-Tard over time to reduce leverage. And we expect to maintain our current BBB investment-grade rating. This is important for us. And incidentally, this morning, Standard & Poor’s issued a release that affirms our BBB credit rating with outlook stable. So a reflection of the financing plan that we have in place.

In terms of approvals, the transaction was unanimously approved by the Board of Directors of both METRO and Group Jean Coutu (sic) [Jean Coutu Group]. The transaction is subject to the approval of 2/3 of votes cast by Jean Coutu’s shareholders voting as a single class. The Coutu family has irrevocably committed to vote all their Class A and B shares that represents a 93.2% aggregate voting interest. And of course, regulatory approvals are required. In terms of timing, there will be a special meeting of Jean Coutu’s shareholders in November, and we expect the transaction to close in the first half of 2018.

Turning to the financing structure.

As I said, the plan that we have in place is aimed to obviously finance the cash portion of the transaction but also maintain an investment grade. Our expected leverage at closing, assuming that we sell all the — our shares in Couche-Tard, will be below 3x. And so obviously, it’s a prudent leverage. And we will allocate cash — free cash flow to deleveraging over the next couple years to get back to our long-term target of 2.5 adjusted debt-to-EBITDAR. And so you see on the right-hand side the sources and uses, taking into account that there’ll be the loan — under $60 million of transaction costs.

The pro forma ownership, so we — the new shares that we issue will represent 11% of the new entity. And subject to full proration of 75% cash, 25% shares, the Coutu family will own 6% of METRO, and the rest of the Jean Coutu shareholders, 5%.

In terms of the synergy potential, they’re basically — as I said, the $75 million of cost synergies that we estimate to occur over the next 3 years will come from 3 categories: the warehouse rationalization, procurement and operating and administrative expenses. We will also benefit from some revenue potential that we have not included in that number, and it’s basically cross-selling of food, health and beauty, seasonal merchandise, the penetration of Pro Doc, et cetera. So these synergies, obviously, will provide upside to the transaction.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Finally, if I look at some pro forma financial metrics, as we said, the combination will represent almost $16 billion in revenues. The EBITDA will be over $1.3 billion. And the free cash flow, taking into account the fact that we would — if we sell the whole block of Couche-Tard, we would no longer get the dividend, taking into account the financing expense, the interest expense to finance the transaction, et cetera, and the synergies after tax, we get a combined free cash flow of above $530 million, and that represents — on a cash flow per share, it’s a 32% accretion in free cash flow. So a significant accretion available on a per-share basis.

That summarizes the financial highlights. I will now turn it back to Eric.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Thank you, François.

So to conclude, very happy, very excited about this combination of 2 iconic brands to create the new leader. We’re very happy that the Coutu shareholders will become important shareholders of METRO because they see upside in this combination and want to participate. The new METRO will be better positioned to serve customers in the evolving consumer trends in food, pharmacy, health and beauty. And last but not least, this is a strong platform for continued growth.

So those are my comments — our comments, and we want to — we will now open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of Jim Durran from Barclays.

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

Just wanted to focus on trying to get some metrics around the size of your respective businesses in pharmacy. So you’ve mentioned the percent — importance of pro forma revenue. Can you give us some idea as to what the wholesale versus retail mix is for the METRO pharmacy business given the McMahon business? Or give us some sense of the script volume that the retail operations do.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Yes, Jim, it’s Eric. We’ve never disclosed that, and I don’t think it would be appropriate at this time to give you more color. And so we gave you the 2 pie charts on revenue before and after, and we prefer to leave it at that.

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

Can you give us some idea as to what Jean Coutu’s market share is in Québec for pharmacy versus METRO’s?

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

François?

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Again, Jim, we never said that. We never gave you any — because it’s not Jean Coutu, it’s the pharmacists that own the drugstores. And so we just gave you the volume that we do, and I guess you’re all familiar with that.

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

Okay. And just to be clear on the METRO numbers, the 8%, that’s just reported revenue, it’s not retail system sales number?

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

That’s right, Jim.

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

And looking at the synergies, you mentioned them sort of in order of warehousing, procurement and operations. Like how do you foresee the synergies flowing in over the course of 3 years from the various buckets?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Well, we have chosen not to give you the exact pace and percentages from each. It’s going to be pretty even over 3 years. The — our networks are both franchise networks, so there are contracts in place. Things do take a little more time sometimes. But on the procurement side, we expect them to come pretty early. On the warehouse side, we will do plan — we will plan to have a transition that’s effective and, how should I say, continues to support both of our chains well during the transition. So it’ll be gradual over 3 years, I would say, with procurement accounting for the lion’s share in the first year. After that, well it’s integration.

James Durran Barclays PLC, Research Division - MD, Head of Canadian Equity Research, and Senior Analyst

Okay. And then my last question, just are you in a position to tell us what the interest rate is on the financing facility?

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

No, we can’t. Not right now. In any event, that committed financing will be replaced with permanent financing going forward. And so we will give more details when we get there. But I will just say that we had very competitive financing terms.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Operator

Your next question comes from the line of Michael Van Aelst from TD Securities.

Michael Van Aelst TD Securities Equity Research - Research Analyst

First of all, can you just tell us if there was actually a process that was run? Or is this an exclusive negotiation?

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

This is an exclusive negotiation.

Michael Van Aelst TD Securities Equity Research - Research Analyst

And will the dividend — will the Jean Coutu dividend continue to be paid through closing?

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

The board of Jean Coutu intends to maintain its dividend policy. Parties have agreed to an adjustment on the dividend related to the last quarter before closing. So I guess details will be provided soon in the circular that will be released in October. (inaudible) will follow.

Michael Van Aelst TD Securities Equity Research - Research Analyst

Okay, great. On those synergies, are you able to provide a split of — as to how much is coming from procurement versus warehouse and SG&A?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

No, Michael, I think we will leave it at that. $75 million over — after 3 years, and we identified the 3 buckets. So that’s it for now.

Michael Van Aelst TD Securities Equity Research - Research Analyst

Okay. And as far as the Couche-Tard shares are concerned, do you have to sell them in order to keep that BBB rating?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

François?

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Well, we have a lot of options. I think our intention is to sell the block over time. We’ve always said that this is an asset that’s been great for us, a great return. But over time, well, we said we saw a big acquisition. We would — we could monetize that investment to partly finance it. So our intention is to sell all or some over time, and we will do so in an orderly fashion. But yes, the pro forma numbers I showed you in terms of leverage assume that we sold the whole block. But there is no — we’re not under pressure. There’s no timing. There’s no critical timing. We will do this in an orderly fashion to make sure we maximize proceeds.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Michael Van Aelst TD Securities Equity Research - Research Analyst

Okay. And then just finally, on the valuation paid at 14x, that seems a little higher than what you’ve paid historically, I guess considering it’s a large transaction. Is there — can you talk about the strategic nature of the deal that may have allowed you to push that higher — push that — your comfort levels higher? And is this something that you’ll look out 5, 10 years and said, we expect to be able to get the returns back into the double digits and we’re comfortable with that?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Jim (sic) [Mike], it’s Eric. Yes, yes, we are comfortable with it. Yes, the price is up there, but it’s a unique asset. That’s what I tried to describe in my opening presentation on the attractive business that Jean Coutu is. It’s a high-performing business, has been for many years with leading market share in the province of Québec, an iconic brand. It’s a unique asset, and I think it was clearly worth the price we paid. So with the synergies and with the combination potential, I think it positions us really well for future growth. So we think we’re going to be long term — and all these acquisitions are made for the long term. I think we’re going to be very happy and our shareholders, too.

Michael Van Aelst TD Securities Equity Research - Research Analyst

I assume you see some reasonable upside to the revenue combination between the 2 of them?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Well, we didn’t give guidance on that, but yes, we see some revenue upside potential on both sides, and that’s what we tried to put on the synergy page. And again, future growth in other geographies eventually maybe.

Operator

Your next question comes from the line of Mark Petrie from CIBC.

Mark Robert Petrie CIBC World Markets Inc., Research Division - Executive Director of Institutional Equity Research & Research Analyst

Could you just go over how you expect these businesses to be integrated, what the time line is for that and I guess specifically from a distribution standpoint?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

So we’re at least 6 - something like 6 months away from closing now, just to start with. There’s regulatory and Competition Bureau approvals to go through. So we anticipate to close sometime in the spring. So between now and then, we will start to work on the business plan and integration plan. And we will — it’s too early to comment on that today, but we will be focused on integrating the distribution and franchising activities of METRO into The Jean Coutu Group. So that will take place in the months that follow closing. So it will be done, as I said earlier, gradually, maintaining service to our stores, respecting our contracts with our franchisees and respecting our suppliers. So that plan has to be drawn up. It is not drawn up yet, but it will be done. We will do it jointly with François and his team so that we reach our objectives.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Mark Robert Petrie CIBC World Markets Inc., Research Division - Executive Director of Institutional Equity Research & Research Analyst

Okay. And could you just summarize how these businesses fit together from an IT platform perspective?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

METRO runs on SAP. Jean Coutu runs on legacy systems. So we plan to have some IT — high-level IT integration on the finance side. But it’s not a (foreign language) actually. So it’s not issue to let Jean Coutu run on its own systems. And gradually over time, we will do some integration as required. I will let you know that Jean Coutu is — has a proprietary system for the prescriptions in each pharmacy that’s state of the art. So clearly, that’s going to be a benefit to the combined company.

Mark Robert Petrie CIBC World Markets Inc., Research Division - Executive Director of Institutional Equity Research & Research Analyst

Okay. And then sorry, just to come back to the buckets that you outlined. In terms of revenue synergies, could you just give those again? And then I don’t suppose you’re willing to comment, but maybe in terms of the time line over the course of the 3 years, how long you expect it will take to start to chip away at those.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

I can’t give you a specific time line. We identified cross-selling between the 2, food into pharmacy, more health and beauty into our food stores. Jean Coutu has a strong seasonal merchandise and events program that I think we can benefit from on the food side. And the generic subsidiary, Pro Doc, could be an opportunity for bringing in franchisees. We’ll see. We’ll just have to see how that plays out over the 3-year integration plan.

Operator

Your next question comes from the line of Irene Nattel from RBC Capital Markets.

Irene Ora Nattel RBC Capital Markets, LLC, Research Division - MD of Global Equity Research

Just continuing on the discussion of the integration. In your synergies, have you taken — have you factored in, I guess, the benefits of operating leverage from putting higher volume through the PJC facilities?

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Part of revenue.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Well, not to that detail, Irene. The new — I can let François comment on the new facility in Varennes. It’s been open for a while, and I think the productivity is improving every month and every quarter. So as we transition the METRO volume into that warehouse next year or the year after, they will be in a better position to accept it and be more productive. So François, (foreign language)

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Yes, you’re following us as well, and every quarter we tell you that improving the facilities, the operation of our facilities in Varennes, it looks like it’s going to be right on target. Probably early next year, we’re probably up and running efficiently as we expected. So this new volume will be just perfect for ripe up these synergies — start up, looking ahead for — ahead and doing a great job also for the METRO stores — I mean, the pharmacy side of the Brunet stores. So I guess timing is great.

Irene Ora Nattel RBC Capital Markets, LLC, Research Division - MD of Global Equity Research

Absolutely. Are you in a position at this time to give us an idea of sort of what the benefit to capacity utilization will be of this — of the incremental Brunet volume?

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Actually, the — when we built these facilities, we expected about 200 more stores without having to expand. So that’s what we call right on target.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Good planning.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

I mean, that’s more.

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

That was not expected, to be honest, last year or so. So we’re glad that — we look forward actually to make sure that we run these facilities at almost full capacity. And if there’s — a need arises, we will be able to expand. As you know, we — facilities in Varennes have the capability of expanding by 200,000 square feet, additional feet. So this is an exciting time for us and looking forward, obviously.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

And Irene, that’s one component of the warehousing synergies buckets that we put — identified.

Irene Ora Nattel RBC Capital Markets, LLC, Research Division - MD of Global Equity Research

Okay. Is there anything we should be thinking about in terms are there any change of control clauses in the contracts with either the (inaudible) or the Jean Coutu franchisees that could result in some leakage of franchisees?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

No for us, speaking through METRO (foreign language), no.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Same thing for Jean Coutu, yes.

Irene Ora Nattel RBC Capital Markets, LLC, Research Division - MD of Global Equity Research

Okay, that’s great. And then just finally, on the subject of a (inaudible) shares. The commentary seems to suggest that, yes, we should expect this to come to market in an orderly fashion over time. But are you not concerned that it will continue to be an overhang in terms of the share price?

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Well, it’s a large public company with a lot of shares trading. So we believe that if we do it in an orderly fashion at the appropriate time, and that we believe we will minimize the overhang, if any overhang. So that’s why we will proceed through time and make sure that we monetize it at the appropriate time.

Operator

Your next question comes from the line of Tal Woolley from Eight Capital.

Tal Woolley Eight Capital, Research Division - MD of Equity Research

I just wanted to ask first about — with respect to analyzing Jean Coutu over the recent years, one of the challenges for outside investors has been gauging the stability of the product earnings. And perhaps you can talk about how you sort of view that and how you became comfortable with the risks involved with getting into the generic drug retailing business.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

So just briefly, as you know, the Québec government has issued new regulations. So we saw that as a positive, removing some uncertainty. So going forward, yes, there will be pressure on product. But we see the LTM EBITDA as a number that’s sustainable going forward with improvements on the franchising side and in other areas so that net-net, the number — the LTM number is a number you can use going forward even with the pressure on products.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Pre synergy.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Pre synergy. So we are satisfied that the current regulatory environment will allow that to continue.

Tal Woolley Eight Capital, Research Division - MD of Equity Research

Okay. And just with respect to the combination of these 2 entities, there’s been some discussion of what it might offer for you in terms of building up your defenses against or maybe even increasing your offense in the online world. Can you talk a bit about what your thoughts are for the combined entity going forward?

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Well, I think that, as I said earlier, strengthens us from a competitive viewpoint. I think the pharmacy, drug and OTC business is largely a great defense against online, that’s for sure. As far as online capabilities of METRO and Jean Coutu to sell other products, I think that’s in development. We — you know of our food online strategy. So as part of the plan going forward with Jean Coutu, we will work together to optimize that. So too early to say, but I think it’ll just make us better.

Tal Woolley Eight Capital, Research Division - MD of Equity Research

Okay. And then just lastly, by your estimate, are you now probably the largest private market employer in the province of Québec?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

I would — I think so, yes. Good question. We’ll check that. But probably.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Including indirect.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

The direct and indirect because, as François said, the pharmacies are owned by independent pharmacists at Jean Coutu and at Brunet. And more than 100 Metro stores are owned by independent affiliates and another 100 by franchisees. So it’s direct and indirect.

Operator

Your next question comes from the line of Keith Howlett from Desjardins Securities.

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

Yes, I was wondering when you mention asset sales whether there were anything in mind other than the Couche-Tard shares.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Well, for now, obviously, that’s the biggest category of asset that we can monetize. And as we move forward, we’ll look if there’s any others. But for now, it’s principally the Couche-Tard stake. But as I said, we’re not yet there in terms of specifics.

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

And then just in terms of the go-forward evaluation on return on invested capital, would have used your — the same standards that you used with respect to capital spending? Or would you use a closer number to the weighted average cost of capital?

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

Well, I think it’s a combination of both. On the long — on the short term, it’s — obviously, before we realize the synergies, the return will not be what we expect it to be in the medium and long term. I will just say that when we say about accretion from earnings and cash flow, one example is that the Couche-Tard stake that we have now provides earnings, but it’s really equity earnings that we do not control. It’s not cash earnings. And these are — the only cash contribution that we get from Couche-Tard is about $12 million a year in dividends. And that would be substituted for strong earnings generation from Coutu, which are true cash earnings. So that has also an impact on how we view the return on our investment. But in the medium and long term, we certainly expect to be back closer to what we use as a general rule.

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

And then just finally on the — would you have started preliminary discussions with the Competition Bureau ahead of reaching definitive agreement? Or is that to begin going forward?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

That is to begin, and it has not started. We’re in a good position. We’ll reserve our comments, but we don’t think there is a big risk on that side.

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

And just in terms of the business independent of the competition issues, are the locations of the Brunets and the Jean Coutu stores sort of — is there much direct face-to-face competition? Or are they in separate market areas or.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Well, I would say, François, I’ll let you comment afterwards. The networks are pretty complementary. Coutu is all over the province, obviously, but I would say with more weight on the [island] of Montreal. I mean, it’s very, very small presence on the island of Montréal. Brunet is stronger in eastern Québec and in the regions. So it’s, I think, a good complementary fit from a realistic point of view. There are a few small towns where there could be a competition issue. So we will prepare — or file for the Competition Bureau, but the number is not high. Well, François, go ahead.

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

Pretty much my assessment as well. Remind you that all pharmacies are owned by pharmacists, so they will always remain competitors to a certain extent.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Good point.

Operator

(Operator Instructions) Your next question comes from the line of Patricia Baker from Scotiabank.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

Patricia A. Baker Scotiabank Global Banking and Markets, Research Division - Analyst

Most of my questions have been answered, but I have a couple. I’m particularly interested in the revenue synergies just because I think there’s probably a lot of opportunity there. Will we see revenue synergies start to accrue sometime in the 3-year period, do you think?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Yes, I hope so. We will put a plan together to maximize those in an orderly fashion, respecting the franchise, the networks and the independence of our pharmacists. So — but I think they will provide good opportunities, and it’s just a question of putting them in place and executing. So we will do that over time. The sooner, the better.

Patricia A. Baker Scotiabank Global Banking and Markets, Research Division - Analyst

Okay. Absolutely. Just longer term, do you see, Eric, any opportunity on the loyalty front?

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Again, Syes, there could be opportunities. The Coutu runs on their miles as we do in Ontario. We have METRO, one in Québec, so that’s a file in itself that will be looked at, and the planning will be done. So too early to talk about that, but we will address it over the course of the next little while.

Operator

Your next question comes from the line of Keith Howlett from Desjardins Securities.

Keith Howlett Desjardins Securities Inc., Research Division - VP, Consumer Products & Merchandising Analyst and Retail Analyst

So I just wanted to confirm on the vote of Jean Coutu shareholders that it’s everybody voting with a single vote and there is no requirement of a majority or the minority in these cases. Is that correct?

François Jean Coutu The Jean Coutu Group (PJC) Inc. - CEO, President & Non-Independent Director

This is correct, yes.

François Thibault Metro Inc. - Executive VP, CFO & Treasurer

(inaudible).

Operator

There are no further questions at this time. I turn the call back over to the presenters.

Roberto Sbrugnera Metro Inc. - VP of Treasury, Risk & IR and Assistant Treasurer

Okay, thank you very much for having joined us this morning. Thank you.

Eric Richer La Flèche Metro Inc. - President, CEO, GM of Super C & Non-Independent Director

Hello?

Operator

This concludes today’s conference call. You may now disconnect.

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10/02/2017 09:30 AM GMT, Metro Inc to acquire The Jean Coutu Group (PJC) Inc. for $4.5 billion M&A Call

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